SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March 2003

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

March 31, 2003	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Contact:

Mr Alf C Thorkildsen, Chief Financial Officer

(tel. +47 51 50 99 19)

Smedvig asa

For immediate release

Smedvig secures new drilling contract for West Alpha

Stavanger, Norway (March 11, 2003) — A letter of intent has been awarded to Smedvig by Pertra AS for the assignment of the fourth generation drilling rig West Alpha.

The contract includes drilling of one exploration well at the Varg field in the North Sea. The estimated contract value is approximately US$ 2 million. The drilling period is estimated to 27 days. Start-up of operations is scheduled in mid-April, in direct continuation of the current assignment on the UK continental shelf.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs, as well as one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This press release includes forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 10, 2002. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

NEWS RELEASE

Contact:

Mr Alf C Thorkildsen, Chief Financial Officer

(tel. +47 51 50 99 19

+47 97 75 08 33)

Smedvig asa

For immediate release

Smedvig secures new drilling contract for West Alpha

Stavanger, Norway (March 14, 2003) — A letter of intent has been awarded to Smedvig by Statoil for the assignment of the fourth generation drilling rig West Alpha.

The contract includes drilling of two water injection wells at the Heidrun field in the Norwegian Sea, with an option for additional 30 days. The estimated contract value for the firm part of the contract is approximately US$ 15 million. The drilling period is estimated to approximately five months. Start-up of operations is scheduled for the second part of June, after completion of the assignment for Pertra AS.

West Alpha is currently drilling for Britannia at the UK continental shelf.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs, as well as one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This press release includes forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 10, 2002. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no